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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                              The York Group, Inc.
                                 Name of Issuer)
                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)
                                    986632107
                                 (CUSIP Number)

                                 Curtis J. Zamec
                                  Wilbert, Inc.
                 P.O. Box 210, Forest Park, Illinois 60130-0210
                                 (708) 865-1600
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 1, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))



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                                  SCHEDULE 13D
-----------------------
 CUSIP NO.  986632107
-----------------------

-----------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Wilbert, Inc. 36-1178800
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [ ]
         (b) [ ]
-----------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------
4        SOURCE OF FUNDS
            WC
-----------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)          [ ]
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
            Illinois
-----------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER OF                  1,258,900
SHARES            -----------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY                   0
EACH              -----------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON                     1,258,900
WITH              -----------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           0
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,258,900
-----------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         *[X]
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.1%
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
            CO
-----------------------------------------------------------------------------



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Item 1.  Security and Issuer.
-------  -------------------

         This Amendment No. 4 to Schedule 13D amends the Schedule 13D dated September 18, 2000, as previously amended. Capitalized terms used are defined in the Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

         The total purchase price of all of the Common Stock reported in this Amendment No. 4 to Schedule 13D was $409,688. The source of funds for the purchase of such stock was working capital of Wilbert.


Item 4.  Purpose of Transaction.
-------  ----------------------

         In its December 1, 2000, letter sent by Curtis J. Zamec, Chairman and Chief Executive Officer of Wilbert, Inc. ("Wilbert"), to Thomas J. Crawford, Chairman and Chief Executive Officer of The York Group, Inc. ("York"), Wilbert proposed a business combination between the two companies. Wilbert's letter proposes to combine Wilbert's network of independent distributors with York's casket and bronze manufacturing and distribution products and services. Wilbert proposes to help York resolve York's current financing problems through a business combination by utilizing the combined company's potentially broader business base and improved cash flow, thereby increasing liquidity and providing higher valuations for investors. Wilbert further proposes in its letter to transfer ownership of York owned distribution centers to independently owned operations, with Wilbert selecting new independent distributors to replace those locations currently operated by York. In addition, Wilbert would transfer York's steel vaults to Wilbert's distribution network, but does not intend to combine casket and vault distribution channels.

         Consequently, Wilbert asked York in its December 1, 2000, letter to not unilaterally divest its steel casket operations, believing that Wilbert should be first consulted, as Wilbert believes it should be the most likely buyer. After further study of regional sales patterns, dealer installation capabilities and other factors critical to the successful sales and servicing of bronze memorial products, Wilbert will then determine the appropriate independent distribution channel for the company's bronze memorialization products.

         Further, Wilbert has asked York to allow Wilbert's representatives to meet with members of the York Distributors' Association to solicit their ideas, and to explain Wilbert's intentions regarding combining the operations of Wilbert and York. Wilbert has asked York to take immediate action and meet with Wilbert's representatives to negotiate the specific terms of a business combination, where the majority of the initial nominees for the new company's board of directors would be Wilbert nominees, but could include some current members of York's Board, were they willing to serve.

         Wilbert's December 1, 2000, letter follows a series of meetings and conversations between Mr. Zamec and Terry G. Christenberry with that of Mr. Crawford and various York representatives.

         On November 10, 2000, in Philadelphia, Pennsylvania's airport, the above representatives of both companies met to discuss the general state of the death care industry, recent industry trends and challenges, changes in the timing of York's expected third quarter earnings release, various structures under which Wilbert's and York's stockholders might benefit from a full or partial business combination and its potential benefits, the various product lines, sales methods and distribution channels of each respective company and how those lines, methods and channels could work together, and of Wilbert potentially making a loan to York. The representatives agreed to discuss the above conversation with their respective companies. Mr. Zamec and Mr. Crawford would telephone each other regarding further discussions on November 20, 2000, the date on which York planned to release its third quarter results.

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         On November 17, 2000, Mr. Crawford called Mr. Zamec and requested that
Mr. Zamec, Mr. Christenberry and Mr. Joseph U. Suhor III, both directors of Wilbert, meet with Mr. Kirk P. Pendleton, Mr. Alan H. Elder, Mr. Rodger W. Sevedge, and Mr. H. Joe Truelove, all directors of York in Philadelphia, Pennsylvania, on November 21, 2000.

         On November 21, 2000, the above named individuals, excluding Mr. Crawford and Mr. Truelove, met in the Philadelphia airport. During that meeting, Wilbert's representatives expressed their interest in keeping any transaction between the two parties simple, with the belief that a combination between the two companies or one in which Wilbert would make a loan to York enabling it to refinance York's debt, would achieve that end. York representatives requested the companies set up a task force to study a potential combination and to develop a joint plan of operation which would then be followed by further discussions. Wilbert representatives outlined the points illustrated in the above referenced December 1, 2000, letter and indicated their belief that these principles provided a sufficient basis to proceed. York's representatives again reiterated their unwillingness to provide Wilbert any board representation and their unwillingness to drop York's poison pill, whether or not Wilbert agreed to develop a joint plan. The group afterward, except Mr. Pendleton, listened to York management's conference call discussing York's third quarter results with investors.

         On November 8, 2000, Wilbert requested York produce or make available its stock ledger and any related records or documents for Wilbert's inspection. York denied that request on November 21, 2000. Mr. Crawford, however, in a telephone conversation with Mr. Zamec on November 28, 2000, invited Wilbert to send a second request letter with his indication that York shall honor Wilbert's renewed request. In the same telephone conversation, Mr. Zamec and Mr. Crawford discussed the November 21, 2000, meeting which Mr. Crawford had not attended. Wilbert sent a second letter, dated November 30, 2000, requesting to inspect York's stock ledger with an amended purpose to solicit proxies or consents to call a special meeting at which Wilbert would seek to replace York's Board of Directors, or to solicit proxies to replace York's Board of Directors at the upcoming, next annual meeting.

         At a regular meeting of Wilbert's directors on December 1 and December 2, 2000, Wilbert's directors expressed their disappointment with York's stock price, lack of the Company's progress in securing a credit agreement and lack of any progress in Wilbert's discussions with York. Based on these events, Wilbert's directors instructed its management to attempt to gather the support of thirty-five percent (35%) of York's stockholders in order to call a special meeting of York's stockholders. The purpose of the special meeting would be to elect a new slate of York directors to be proposed by Wilbert.

         In the event Wilbert is not successful in obtaining the necessary support to call a special meeting of York's stockholders, its management has been instructed to take the steps necessary to nominate its own slate of proposed directors to be voted on at the Company's next regularly scheduled meeting.

Item 5.  Interest in Securities of York.
-------  ------------------------------

         (a)-(b) The response of Wilbert to Items 7 through 13 on the cover page and the responses of directors and executive officers of Wilbert set forth on
Schedule 1 to the Schedule 13D are incorporated herein by reference. All responses reflect the beneficial ownership as of the close of business on December 1, 2000. Wilbert disclaims beneficial ownership in Common Stock owned by an affiliate of a director reflected on Schedule 1. Percentage ownership responses are based on the outstanding number of shares set forth in York's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

(c) Set forth below is information with respect to each transaction with respect to the Common Stock since the last prior amendment to this
         Schedule 13D and up to and including December 1, 2000:

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                                                        Aggregate
                               Shares                   Purchase
         Date                 Purchased                  price
 ---------------------    --------------------     --------------------
     10/26/2000                 68,000                  $339,150

     10/31/2000                  5,000                   $24,938

     11/06/2000                  9,500                   $45,600


Item 7.  Materials to be Filed as Exhibits.
-------  ---------------------------------

Exhibit 99-1 November 8, 2000, letter from CEDE & CO. on behalf of Wilbert, Inc. to Thomas J. Crawford, Chairman of The York Group, Inc., requesting inspection of the York stock ledger.

Exhibit 99-2 November 21, 2000, letter from Cristen L. Cline, General Counsel and Corporate Secretary of The York Group, Inc., to Mr. John L. Scheuermann, CEDE & CO., denying Wilbert's request to inspect the York stock ledger.

Exhibit 99-3 November 30, 2000, letter from Curtis J. Zamec, Chairman, President and CEO of Wilbert, Inc., to Thomas J. Crawford, Chairman of The York Group, renewing Wilbert's request to inspect the York stock ledger.

Exhibit 99-4 December 1, 2000, letter from Curtis J. Zamec, Chairman, President and CEO of Wilbert, Inc., to Thomas J. Crawford, Chairman of The York Group, proposing a business combination between the two companies.


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2000

                                       WILBERT, INC.


                                       By: /s/ Curtis J. Zamec
                                          --------------------------------------
                                          Curtis J. Zamec
                                          President/Chief Executive Officer


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                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

Exhibit 99-1 November 8, 2000, letter from CEDE & CO. on behalf of Wilbert, Inc. to Thomas J. Crawford, Chairman of The York Group, Inc., requesting inspection of the York stock ledger.

Exhibit 99-2 November 21, 2000, letter from Cristen L. Cline, General Counsel and Corporate Secretary of The York Group, Inc., to Mr. John L. Scheuermann, CEDE & CO., denying Wilbert's request to inspect the York stock ledger.

Exhibit 99-3 November 30, 2000, letter from Curtis J. Zamec, Chairman, President and CEO of Wilbert, Inc., to Thomas J. Crawford, Chairman of The York Group, renewing Wilbert's request to inspect the York stock ledger.

Exhibit 99-4 December 1, 2000, letter from Curtis J. Zamec, Chairman, President and CEO of Wilbert, Inc., to Thomas J. Crawford, Chairman of The York Group, proposing a business combination between the two companies.